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15047550

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH, D.C. 201

UNIT.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avior Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 La Jolla Village Drive, Suite 500, PMB#52
(No. and Street)

San Diego (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney 760-815-1817
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan CPA
(Name *if individual, state last, first, middle name*)

14220 Park Row, Suite 83 (Address) Houston (City) TX (State) 77084 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Schreiber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avior Capital, LLC, as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Daniel Schreiber, President
Title

Notary Public

expires 4/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avior Capital, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

Contents

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
and Board of Directors
Avior Capital, LLC

I have audited the accompanying statement of financial condition of Avior Capital, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
February 18, 2015

Certified Public Accountant

Avior Capital, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2014

ASSETS	
Cash	$ 145,761
Investment	10,000
Prepaid Expense	25,000
TOTAL ASSETS	$ 180,761
LIABILITIES and MEMBERS' EQUITY	
LIABILITIES	
Accounts Payable and Accrued Expenses	$ 17,487
Payable to Member	0
TOTAL LIABILITIES	17,487
MEMBERS' EQUITY	
Total Members' Equity	163,275
TOTAL LIABILITIES and MEMBERS' EQUITY	$ 180,761

The accompanying notes are an integral part of these financial statements.

Avior Capital, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2014

REVENUES	
Referral Fees	$ 50,025
Advisory and Consulting Fees	112,000
Total Revenues	162,025
OPERATING EXPENSES	
Employee Compensation and Benefits	49,306
Professional Fees	23,097
Regulatory Fees	4,923
Communications	9,237
Other Expenses	16,424
TOTAL OPERATING EXPENSES	102,987
INCOME FROM OPERATIONS	59,038
OTHER INCOME	
Interest Income	231
NET INCOME BEFORE INCOME TAX PROVISION	
INCOME TAX PROVISION	(1,700)
NET INCOME	$ 57,569

The accompanying notes are an integral part of these financial statements.

Avior Capital, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2014

Cash flow from Operating Activities:		
Net Income		$ 57,569
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Other Receivable	10,000	
Prepaid Expense	(19,665)	
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	5,180	
Total Adjustments		(4,484)
Net Cash Provided by Operating Activities		53,085
Cash Flow from Financing Activities:		
Capital Distributions	(65,000)	
Capital Contributions	3,402	
Net Cash Provided by Operating Activities		(61,598)
Net Increase in Cash		(8,513)
Cash at Beginning of Year		154,274
Cash at End of Year		$ 145,761
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ -	
Income Taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Avior Capital, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2014

	Member's Equity
Balance at December 31, 2013	$ 167,304
Member's Distributions	(65,000)
Member's Contributions	3,402
Net Income	57,569
Balance at December 31, 2014	$ 163,275

The accompanying notes are an integral part of these financial statements.

Avior Capital, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2014

Balance of Subordinated Claims at January 1, 2014		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2014		$ -

The accompanying notes are an integral part of these financial statements.

Avior Capital, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2014

General

Avior Capital, LLC (the "Company") was organized on September 22, 2005, from the reorganization of Granite Financial Group, Inc., a California corporation. During 2011, the Company changed its name from Granite Financial Group, LLC to Avior Capital, LLC. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's main activity includes corporate finance. The Company is approved for full-service brokerage activities including, but are not limited to, principal and agency transactions and institutional sales. The Company did not engage in these activities in 2014.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 1: Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable represent proceeds from the sale of securities and consulting fees earned. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments -Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income. Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include private placement transactions, merger and advisory activity, consulting, and research. Investment banking management fees, advisory services, and the related commissions are recorded at the time the transaction/underwriting is completed and received.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. At December 31, 2014, furniture and equipment was fully depreciated.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company may be subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2014, the income tax provision consists of the following:

Franchise Tax	$ 800
Total Income Tax Provision	$ 800

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 4 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 5 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 19, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Avior Capital, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Total Stockholder's Equity		$163,275
Non-Allowable Assets		
Prepaid Expenses	$ 25,000	
Investment	$ 10,000	
Total Non-Allowable Assets		$ 35,000
Haircuts on Securities Positions	$ -	
Undue Concentration Charges	$ -	
Total Securities Charges		$ -
Net Allowable Capital		$ 128,275

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,166
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 28,275

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$17,486
Percentage of Aggregate Indebtedness to Net Capital	13.63%

Reconciliation of Computation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2014		$ 128,275	
Adjustments			
Change in Equity	$ -		
Change in Non-Allowable Assets	$ -		
Change in Securities Charges	$ -		
Net Capital per Audit			$ 128,275
Reconciled Difference			$ -

Avior Capital, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $128,275 which was $28,275 in excess of its required net capital of $100,000. The Company's net capital ratio was 13.63%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Avior Capital, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Member FINRA, SIPC

Avior Capital, LLC

February 19, 2015

Nathan Tuttle
14220 Park Row, Suite 831
Houston, TX 77084

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dear Mr. Tuttle,

To the best knowledge and belief Avior Capital, LLC:

1. Avior Capital, LLC claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. Avior Capital, LLC has met the identified exemption from June 1, 2014 through December 31, 2014, without exception, unless, if applicable, as stated in number 3, below;

3. Avior Capital, LLC has had no exceptions to report this fiscal year.

Regards,

Nicolette Denney
Financial Operations Officer
Avior Capital, LLC

2-19-2015
Date

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 20, 2015

Dan Shreiber
Avior Capital, LLC
P.O. Box 19876
San Diego, CA 92159

Dear Mr. Shreiber:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Avior Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Avior Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) "all customer transactions cleared through another broker-dealer on a fully disclosed basis." Avior Capital, LLC stated that Avior Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Multiple Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avior Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 20, 2015